Mail Stop 3720

November 15, 2006

Mr. Kenneth R. Meyers
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Suite 700
Chicago, IL 60631

>   **RE: United States Cellular Corporation**
>   **Form 10-K for the Year ended December 31, 2005**
>   **File No. 001-09712**

Dear Mr. Meyers:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director